FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE TO MARKET

Companhia Brasileira de Distribuição (the “Company” or “CBD) discloses hereunder communication received on January 25th, 2016 from Brandes Investment Partners, LP .

The Company’s Investor Relations Department remains available to provide shareholders with any further explanation that may be required in connection with the object of this Notice to Market, through the phone number +55 (11) 3886 0421 or by the e-mail address: gpa.ri@gpabr.com

São Paulo, January, 26th 2016.

Daniela Sabbag

Investor Relations Officer

San Diego, California, January 25, 2016

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Att:  Ms. Daniela Sabbag
Investor Relations Officer

Investor Relations Department - GPA
Av. Brigadeiro Luís Antônio, 3235
Jardim Paulista CEP 01402-901
São Paulo SP Brasil

By Email: gpa.ri@gpabr.com

Subject:  CVM Instruction 358 Notification - Disclosure of Substantial Client Holding in Companhia Brasileira de Distribuição (“CBD”)

Ladies and Gentlemen,

1.       Brandes Investment Partners, L.P. (“Brandes”) is a federally registered investment adviser in the United States.

2.       Brandes is appointed as investment adviser by a number of investors (“Clients”), especially institutional United States investors.

3.       Brandes receives full discretionary authority from Clients with respect to the investment and divestment of assets in the portfolios they place under Brandes’ management. These assets are registered in the name of each Client or its nominee with a designated custodian and at no time does Brandes have legal title over them.

4.       Having provided you with this background on our organization and arrangement with our Clients, we would now like to refer to Securities and Exchange Commission of Brazil (“CVM”) Instruction No. 358 dated January 3, 2002 (as amended, “CVM Instruction 358”).

5.       In compliance with our disclosure duty under article 12 of CVM Instruction 358, please be advised that, as a result of the exercise by Brandes of its aforesaid capacity of discretionary investment adviser, Clients hold, as of January 20, 2016, on an aggregated basis, 8,510,442 CBD shares, which holding represents 5,1263% of the shares in issue.

6.       We set forth below this and such further information as required by art. 12 of CVM Instruction 358:

(i)           Brandes’ Particulars:  Brandes has head office at 11988 El Camino Real, Suite 600, San Diego, CA 92130, USA;

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Brandes Investment Partners, L.P.

11988 El Camino Real │ Suite 600 │ P.O. Box 919048 │ San Diego, CA 92191-9048

858.755.0239 │ 800.237.7119 │ Fax 858.755.0916

www.brandes.com │ info@brandes.com

(ii)          Objective:  None of the Clients intends to alter the control or administrative structure of CBD;

(iii)         Aggregate Holding:  Such as is specified in paragraph 5;

(iv)         Other certain CBD Securities. We are not aware whether Clients hold any positions in any other securities or derivative financial instruments referenced to CBD shares.  We understand, however, that even if they do, such positions would not be aggregated with any portion they own in the holdings hereby reported since these holdings were purchased under our discretionary management;

(v)          Voting Rights Agreements: Other than an investment advisory agreement entered into between us and each Client for purposes of asset management pursuant to which, generally, we may exercise voting rights in respect of such Client’s investment portfolio, there is no agreement or contract between us, on the one hand, and part or all of the Clients who own the aggregate holdings reported hereby, on the other, regulating any acting in concert or similar arrangement with respect to the voting rights or the purchase and sale of securities issued by CBD;

7.       You are receiving concurrently herewith a Portuguese executed version of this letter that you may rely on for the purposes of CVM Instruction 358.

We look forward to receiving confirmation that you have made the relevant reporting to the market.

Should you require any further clarification or information in respect of this notification, please contact Ian Rose at phone number 1 858 523 3251 or e-mail ian.rose@brandes.com.

Thank you for your attention to this matter.

Very truly yours,

Brandes Investment Partners, L.P.

        /s/ Ian Rose

Name: Ian Rose

Title: General Counsel

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Brandes Investment Partners, L.P.

11988 El Camino Real │ Suite 600 │ P.O. Box 919048 │ San Diego, CA 92191-9048

858.755.0239 │ 800.237.7119 │ Fax 858.755.0916

www.brandes.com │ info@brandes.com

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 26, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.